Exhibit 3.1

Amendment to the Amended and Restated By-laws of MidSouth Bancorp, Inc.

The Amended and Restated By-laws of MidSouth Bancorp, Inc. have been amended to delete the second and third sentences of Section 3.1 thereof in their entirety and replace them with the following text:

“Except as otherwise fixed by or pursuant to Article III of the Articles of Incorporation (as it may be duly amended from time to time) relating to the rights of the holders of Preferred Stock to elect additional directors by class vote, the Board of Directors shall consist of at least eight (8) but not more than fifteen (15) members, the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the directors then in office.”